UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

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FIRST INTERSTATE BANCSYSTEM, INC.
(Name of Issuer)

Class A Common Stock and Class B Common Stock
(Title of Class of Securities)

Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). First Interstate Bank I.R.S. Identification No.: 81-0192860
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. Montana, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 143,178 (of which 2,371 shares are Class A Common Stock and 140,807 shares are Class B Common Stock)
	6.	Shared Voting Power: 840,581 (of which 702,194 shares are Class A Common Stock and 138,387 shares are Class B Common Stock)
	7.	Sole Dispositive Power: 701,643 (of which 9,558 shares are Class A Common Stock and 692,085 shares are Class B Common Stock)
	8.	Shared Dispositive Power: 3,757,358 (of which 716,014 shares are Class A Common Stock and 3,041,344 shares are Class B Common Stock)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,594,002 (of which 729,282 shares are Class A Common Stock and 3,864,720 shares are Class B Common Stock)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable.
11.	Percent of Class Represented by Amount in Row (9): 10.9% Class A Common Stock; 17.2% Class B Common Stock
12.	Type of Reporting Person (See Instructions): EP/BK

CUSIP No. Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300

Item 1.

	(a)	Name of Issuer: First Interstate BancSystem, Inc.

	(b)	Address of Issuer’s Principal Executive Office: 401 North 31st Street Billings, MT 59116

First Interstate BancSystem, Inc. (the “Issuer”) Class A Common Stock is listed on the NASDAQ stock market under the symbol “FIBK.” The Issuer’s Class B Common Stock is not listed on any exchange or market, but is convertible at any time into Class A Common Stock on a share for share basis at the discretion of the holder. The conversion feature of the Class B Common Stock does not expire.

Item 2.

	(a)	Name of Person Filing: First Interstate Bank

	(b)	Address of Principal Business Office, or if none, Residence: 401 North 31st Street Billings, Montana 59116

	(c)	Citizenship: Montana, USA

	(d)	Title of Class of Securities: Class A Common Stock and Class B Common Stock (collectively, “Common Stock”)

	(e)	CUSIP Number: Class A Common Stock 32055Y 201 Class B Common Stock 32055Y 300

Item 3.	If this statement if filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

	(f)	☒	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

First Interstate Bank beneficially owns 4,594,002 shares of Common Stock (of which 729,282 shares are Class A Common Stock and 3,864,720 shares are Class B Common Stock), representing 10.9% of the Class A Common Stock and 17.2% of the Class B Common Stock. First Interstate Bank has shared voting and dispositive power over 698,484 shares of Class A Common Stock held as trustee for the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc. and 7,096 shares of Class B Common Stock held as trustee for a Scott family member. First Interstate Bank has shared dispositive power but no voting authority over 3,051,778 shares of Common Stock (of which 17,530 shares are Class A Common Stock and 3,034,248 shares are Class B Common Stock) held as trustee for six Scott family members. First Interstate Bank has sole dispositive power over 701,643 shares of Common Stock held as trustee for twenty-one Scott family members (of which 2,371 shares are Class A Common Stock and 140,807 shares are Class B Common Stock over which First Interstate Bank has sole voting authority, and 7,187 shares are Class A Common Stock and 551,278 shares are Class B Common Stock over which First Interstate Bank has no voting authority). First Interstate Bank has shared voting authority and no dispositive power over 135,001 shares of Common Stock (of which 3,710 shares are Class A Common Stock and 131,291 shares are Class B Common Stock) held as trustee for two Scott family members.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent of Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

(a)	The following certification shall be included if the statement if filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(b)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2019
Date

/s/ KIRK D. JENSEN
Signature
Kirk D. Jensen, EVP, General Counsel
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).